Exhibit 99.78

CYBIN INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of the common shares (collectively, the "Shareholders" or individually, a "Shareholder") of Cybin Inc. (the "Corporation") will be held on Friday, May 21, 2021 at the hour of 10:00 a.m. (Toronto time). Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/241309440 for the following purposes:

1.to consider, and if thought appropriate, pass, whether with or without variation, a special resolution approving the consolidation of the Common Shares by a ratio of up to 10:1, as more fully described in the Circular; and

2.to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Special Meeting of Shareholders is the Circular and a form of proxy for Shareholders.

Consistent with the latest directives and orders of public health and governmental authorities regarding the COVID-19 coronavirus and in consideration of the health and safety of the Shareholders, colleagues and the broader community, the Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/241309440, password: "cybin2021" (case sensitive). Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the attached Circular.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number by no later than 10:00 a.m. (Toronto time) on May 19, 2021 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy must carefully follow the instructions in the attached Circular and on their form of proxy. These instructions include the additional step of registering the proxyholder with the Corporation's transfer agent, Odyssey Trust Company, after submitting the form of proxy. If you wish that a person other than the management nominees identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you MUST register the proxyholder after having submitted your form of proxy identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving login credentials to participate in the Meeting and will not be able to attend or vote at the Meeting.

The record date for the purposes of determining Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on April 19, 2021 (the "Record Date"). Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

DATED at Toronto, Ontario this 22nd day of April, 2021.

BY ORDER OF THE BOARD

"Eric So"

Eric So

Director, President